SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                            Goodrich Petroleum Corp.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.20
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                         (Title of Class of Securities)

                                   382410 10 8
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                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 27, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 382410 10 8                                  PAGE 2 OF 4 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Patrick E. Malloy
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [ ]
                                                                        (B) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                7     SOLE VOTING POWER
                      2,603,520
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,603,520
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,603,520
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.8%
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14     TYPE OF REPORTING PERSON (See Instructions)
       IN
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

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CUSIP NO. 382410 10 8                                  PAGE 3 OF 4 PAGES
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                                  SCHEDULE 13D
                                 AMENDMENT NO. 6


INTRODUCTION

      This Amendment No. 6 relates to the Schedule 13D originally filed on behalf of Patrick E. Malloy (the "Reporting Person") with the Securities and Exchange Commission on October 28, 1999. The text of Item 5 of the Schedule 13D is hereby amended as follows:

ITEM 5.     INTEREST OF SECURITIES OF THE ISSUER.

            (a) According to the Corporation's Form 10-Q for the quarterly period ended March 31, 2001, as of May 11, 2001 the Corporation had issued and outstanding 17,565,139 shares of Common Stock. The Reporting Person is the beneficial owner of 2,603,520 shares of Common Stock or 14.8% of the outstanding Common Stock, consisting of (i) 2,268,160 shares of Common Stock, (ii) warrants to purchase 330,000 shares of Common Stock, which are currently exercisable, and
(iii) 78,450 shares of Series A Convertible Preferred Stock, which are currently convertible into 32,360 shares of Common Stock.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 2,603,520 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 2,603,520 shares of Common Stock.

            (c) The Reporting Person had the following open market transactions in shares of Common Stock over the 60 days preceding August 7, 2001:


                                                 Purchase     Price Per
            Date             Number of Shares     or Sale       Share
            ----             ----------------     -------       -----

         06/26/2001                      330      Purchase      $5.82
         07/03/2001                   38,800      Purchase      $5.75
         07/10/2001                      400      Purchase      $5.57
         07/23/2001                  100,532      Purchase      $4.90
         07/27/2001                   75,000      Purchase      $5.05
                                     -------

            TOTAL                    215,062

                                  SCHEDULE 13D

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CUSIP NO. 382410 10 8                                  PAGE 4 OF 4 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:       August 7, 2001.


                                            /s/  PATRICK E. MALLOY
                                        -------------------------------
                                               PATRICK E. MALLOY